Room 4561

February 13, 2007

Ms. Lorne Walker
Chief Financial Officer
DigitalFX International, Inc.
3035 East Patrick Lane, Suite 9
Las Vegas, Nevada 89120

Re: **DigitalFX International, Inc.**
      Registration Statement on Form SB-2 filed January 17, 2007
      File No. 333-140047
      Form 10-KSB for the year ended December 31, 2005
      filed March 22, 2006
      File No. 000-27551

Dear Mr. Walker:

We have reviewed the above referenced filings and have the following accounting comments. Legal comments, if any, will be forthcoming under separate cover. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1.   Update the financial statements pursuant to Item 310(g) of Regulation S-B.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Results of Operations, page 15

2.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. revenue, gross profit).   For instance, you attribute the increase in the Company's revenues in fiscal 2005 compared to fiscal 2004 to increases in sales of all product groups and the start-up of business in the UK and Mexico. The start-up businesses, however, contributed only $607,000 of the $2.9 million increase. Your discussion of the revenues for the nine months ended September 30, 2006, however, includes a more detailed discussion of the number of affiliates and the percentage of new customers that purchased packages. Revise to include a similar discussion for the year ended December 31, 2006. Also, revise throughout your MD&A to quantify each source that contributed to a material change (i.e. affiliate programs, product sales, subscription services, new start-up businesses, etc.) pursuant to Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications. Please revise.

3.   Also, tell us and expand your disclosure to discuss any known business trends and events that have or reasonably likely to have a material impact on your future operations. Refer to Item 303(b)(1)(i) of Regulation S-B.

Critical Accounting Policies

Revenues, page 18

4.   We note your disclosure of critical accounting policies and it appears that the disclosure related to revenue recognition and stock-based compensation is similar to your accounting policies in the notes to your financial statements. Critical accounting policies are meant to supplement, not duplicate, the description of accounting policies in the footnotes. Your critical accounting policy discussion should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should also provide quantitative as well as qualitative information when information is reasonably available. Refer to SEC Release 33-8350 and 33-8040. Please revise.

Balance Sheets, page F-3

5.   On page F-9, you indicate that your deferred revenue consists of advanced payments for products and services not yet shipped or performed. Please tell us the amount of your

deferred revenue for the periods presented, what your deferred revenue balances, if any, consist of, and segregate those balances on the face of the balance sheet, if material.

Note 1. The Company and Basis of Presentation

Merger and Stock Split, page F-7

6.   We note that on June 15, 2006, you consummated a reverse acquisition between Qorus.com, Inc. and VMdirect LLC. Given the significance of this acquisition, tell us how you considered the requirements of Item 310(d) of Regulation S-B to include pro forma financial information showing the effects of this acquisition in your registration statement.

Note 2. Accounting Policies

General

7.   Revise to disclose the Company's accounting policy for reporting segment information and include the appropriate disclosures including revenues earned from customers of each country in which you derive revenue. Also, revise to include disclosures regarding the Company's revenues by product (i.e. affiliate business packages, social networking software applications). We refer you to paragraphs 25 through 39 of SFAS 131.

Revenues, page F-8.

8.   We note you offer your applications through an internet-based subscription model. Please clarify the terms of these arrangements including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software and help us understand whether your hosting arrangements are accounted for under SOP 97-2 or SAB 104.

9.   We note on your website, www.vmdirect.com, that your offerings to Affiliates include an up-front fee plus a monthly recurring charge. Clarify the nature of the up-front fee and how the related revenue is recognized.

10.   We note on page 6 your reference to the growth of your prepaid trial accounts. Tell us what these prepaid trial accounts represent, including the terms, as well as how you are accounting for such accounts and reference the accounting literature you are relying on.

11.   Tell us whether your video mail subscription arrangements contain multiple deliverables. In this regard, it appears from your disclosures that you offer products and services/hosting to your customers. If your arrangements do contain multiple deliverables, please provide a detailed description of the terms of such arrangements and indicate whether you determined the criteria has been met for each deliverable to be considered a separate unit of accounting and how the timing and amount of revenue attributable to each individual element is determined. In your response, refer to the appropriate accounting literature in which you are relying on.

12.   We note your reference to advertising-based "free" subscriber accounts on page F-18. Tell us the nature and terms of these "free" subscriber accounts including your revenue recognition policy for such accounts.

13.   Your current disclosure indicates that revenue is generated through the sale of video mail subscriptions to both Affiliates and retail customers and through event registrations and selling aids to Affiliates. As currently presented, your disclosure regarding your revenue recognition policies are general in nature. To aid investor understanding, expand your disclosure to identify all of the authoritative literature (e.g. SOP 97-2, EITF 00-3, EITF 00-21 and SAB 104) that you have relied on in developing your revenue recognition policies including your basis for concluding that the identified literature is applicable, and that your policies comply with that literature.

Earnings (Loss) Per Share, page F-10

14.   Revise your disclosure to provide a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations as necessary.

Note 6. Stock Options and Warrants, page F-15

15.   We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SAB 107 and SFAS 123(R). Please tell us your consideration for the disclosure requirements of SAB No. 107, Section H, Question 1, which includes all disclosures required by paragraphs 64-65, 84 and A240-242 of SFAS 123(R). Please revise your disclosures as applicable.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Kari Jin at (202) 551-3481 or Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at (202) 551-3457 or me at (202) 551-3730 with any other questions.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Gregory Akselrud, Esq.
    Stubbs Alderton & Markiles, LLP
    (818) 474-8603 (fax)